EMISSION FREE GENERATORS

Continuous, zero emission electricity in a portable, easy-to-use generator


Emission Free Generators, Inc
Creators of Continuous,
Zero Emission
Portable Generators

emissionfreegenerators.com Portland, OR

Retail

Highlights

1. ⚡ Creators of the only continuous, zero emission generator
2. 🌎 No fossil fuels. No batteries to recharge. No solar panels required
3. 🛠 Technology proven by the US Army
4. ✅ Portable & easy to use– silent, clean & safe
5. 🚀 Never runs out of power - uses fuel cartridges delivered to your home
6. 📈 Innovation roadmap includes products for emergency backup power, outdoor camping, EV range extender

Our Team



Mark Collins Co-CEO

Multiple patent holder, 25 years inventing and running own businesses. 17 years working in hydrogen production and storage. Most recently designing and manufacturing military grade, hydrogen on demand, power generators for charging batteries.

We all depend on electricity to stay in touch, interact and work, and live. Unfortunately, industrial power grids are increasingly unreliable or inaccessible. Currently available generators require unacceptable tradeoffs for people and planet, or are simply impractical. We have the technology, ambition, and determination to overcome these problems.



Andrew SInger CFO

Seasoned finance executive with 30 years of C-Suite experience, most recently as CFO Toyota UK.



Tom Buday Co-CEO

Successful executive with 40 years of international experience, most recently as Global Head of Marketing for Nestle, the world's largest food & beverage company.

Pitch


Emission Free Generators, Inc
Creators of Zero
Emission Portable Generators
November 2022


Our company purpose
To provide clean electricity to everyone, when and where they want it, for as long as they need it!


The problem - industrial power grids are inadequate to meet today's electricity needs



Increasingly unreliable
for life at home



Inaccessible for off-grid living
and to many underserved communities

The unpleasant reality

Twelve-fold increase in major US power disruptions between 2000 and 2020

1.6 billion people worldwide live without a reliable source of electricity

Source: U.S. Energy Information Administration

Today's "solutions" require unacceptable trade-offs for people and planet



Fossil-Fuel Generators

High carbon emissions
Unsafe for indoor use
Noisy with noxious fumes



Battery Packs with Solar Panels

Carbon emissions from grid recharging
Limited battery life
Solar recharging is slow and requires adequate sunlight

Our solution - the world's first zero emission, fully reliable portable generator

- Ability to produce 110V AC and USB power continuously with no re-charging
- Virtually silent
- Independent of grid, battery & solar
- Easily portable at only 16" x 11" x 9" and 20 lbs (final size tbc)



Our fuel - proprietary powder in an easy to use cartridge



- Fuel in a clean, recyclable cartridge
- Fossil free ingredients, non-toxic
- 50+ year shelf life
- 100% recyclable or repurposable fuel



Simple, intuitive user experience



Step 1
Remove fuel cartridge from packaging and insert into the top of the EFG generator

Step 2
Simply add water, close the lid, press the "on" button and plug in your devices

Step 3
The EFG unit will then produce power, quietly

Users can then power a range of devices, for example...



Router
CPAP
Lights
Phones
Fridge
TV
Laptop

The above corresponds to the first "indoor" product launch. Future products will be able power a range of different devices and appliances

.....Proven in the toughest conditions by the US Army

- A military version of our hardware and fuel is now being used by the US. Army
- Rigorous testing was conducted via the Army Research Lab (ARL) and small power unit team based in Fort Belvoir and Aberdeen Proving Grounds
- Future projects with the US Air Force, Navy and Special Operations are being planned

U.S. ARMY DEVCOM



Current estimated market size for portable generators - USA


Fossil Fuel
$1.2b
Battery and Solar
$200m

5x

ESTIMATED GLOBAL MARKET SIZE COMPARED TO US MARKET

- Projected 7.6% CAGR Battery and Solar through 2026
- Projected 5.1% CAGR for Fossil Fuel through 2026

Source: EFG estimates, GM Insight, Fortune Business Insights

The time for hydrogen is now

> **"Hydrogen is today enjoying unprecedented momentum. The world should not miss this unique chance to make hydrogen an important part of our clean and secure energy future"**
>
> - Dr Fatih Birol, Executive Director of International Energy Agency

Market potential confirmed by consumer feedback

The EFG Portable Generator was concept tested with US consumers to determine consumer appeal and forecast sales potential


CUSTOMER SURVEY

Full IPSOS report available

- Consumer survey conducted by IPSOS, an internationally respected consumer research company
- The EFG generator concept was evaluated by 1,500 representative US consumers
- Questionnaire included purchase intent, liking, perceived value, likes/dislikes

1st year retail sales as forecasted by IPSOS exceed $180MM

- Assuming broad distribution and heavy marketing support, EFG has the potential to generate **151k unit sales** in Y1 priced at $1,750 (generator)/ $14.95 (3pk cartridge)

Year 1 EFG Forecast Durable + (3pk) Cartridge Refill Estimation


Volume
Total System Revenue
200
100
0
$266.8 MM
$259.1 MM
$186.8 MM
$181.4 MM
151 K
129 K
105 K
90 K

Pricing Scenario	$1,750/$14.95 Realistic Estimate	$1,999/$9.99 Realistic Estimate	$1,750/$14.95 Conservative Estimate	$1,999/$9.99 Conservative Estimate
Unit Revenue	$263.54 MM	$257.28 MM	$184.47 MM	$180.10 MM
Cartridge Volume	218 K	187 K	153 K	131 K
Cartridge Revenue	$3.26 MM	$1.86 MM	$2.29 MM	$1.31 MM
Assumptions	• Broad Distribution and Heavy Marketing Spend Scenario* • Security focused positioning • Ballpark adjustment excluding usage of EFG primarily as a large appliance back up			

© Ipsos

* Distribution: EFG Website + Amazon & Brick & Mortar
Awareness Spend: Significant marketing spend ($5MM+ support) stretching into traditional channels (TV) incremental to digital/social + distribution-based awareness

EFG generators vs. the competition

	EFG	Fossil fuel generators	Battery packs with solar
Emission free	YES	NO	Not when recharged via grid
Indoor friendly use	YES	NO	Not when recharged via solar
Grid independent	YES	YES	Not when recharged via grid
Continuous power	YES	YES	NO
Easily portable	YES	NO	NO

EFG product launch road map 2022-2024



Outdoor - "Recreational"
To serve campers, hikers and the outdoor lifestyle
Indoor - "Home & Office"
Electric Vehicle - "Range Extender"
Humanitarian - For underserved electricity markets
Rental - Infrequent use case
Marine - To serve the consumer boating market
HVAC - Whole of house power

The Team



Mark Collins

Co - CEO

Co-Inventor of EFG Technology, 30 years Product Design



Tom Buday

Co - CEO

Ex-Global Head of Marketing, Nestlé



Andrew Singer

CFO

Ex- CFO Toyota UK, 30 year "C" Suite Experience

Road map to revenue



Q4 2022
Complete funding
Q1 2023
Final consumer design
Q1 2023
Consumer prototype
Q2 2023
Establish sales team
Q3 2023
Tooling and assembly line
Q3 2023
PR & marketing
Q3 2023
1st article produced
Q4 2023
Initial production run
Q4 2023
US market launch

Funding requirement - milestones



Funding required to revenue

- $0.80m – **Seed - Month 1 -5**
  Pre-production development
  Marketing stage 1
  Consumer POC
- $1.50m - **Development - Month 6 – 9**
  Pre-production development
  Marketing stage 2
  First article consumer product
- $4.25m - **Launch - Month 9-12**
  Tooling
  Marketing stage 3
  Production
  Staffing & corporate structure